

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 19, 2009

Room 7010

Terry S. Lisenby
Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

   Re: **Nucor Corporation**
      Form 10-K for the year ended December 31, 2008
      File No. 001-04119

Dear Mr. Lisenby:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief